Exhibit 16

December 22, 2025

Securities and Exchange Commission
100 F Street NE

Washington D.C. 20549

Ladies and Gentlemen:

We were previously the principal accountants for Universal Token, Inc. (formerly Eco Bright Future, Inc.) and Subsidiaries (the Company) and on April 8, 2025, we reported on the consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the subsequent interim reports preceding the new appointment.

We have read the statements made by the Company, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Universal Token, Inc. (formerly Eco Bright Future, Inc.) and Subsidiaries dated December 22, 2025. We agree with the statements concerning our Firm in such Form 8-K. We have no basis to agree or disagree with other statements made in Item 4.01 of Form 8-K.

Respectfully,

M.S. Madhava Rao

Bangalore, India

December 22, 2025